Free Writing Prospectus Filed Pursuant to Rule 433 Reg. Statement No. 333-173886

Investor Relations

10 September 2013

Barclays Financial Services Conference – New York

Q&A Transcript

Unidentified Audience Member

Thank you. My question has to do with the regulatory environment in Europe. I was wondering if you could just comment on it from your perspective and how you think things are going to end up? Thanks. In terms of the development of especially the bail-in regime that’s being talked about right now in the European Parliament.

Antony Jenkins (Barclays PLC, Group Chief Executive Officer)

I do think that regulation is moving forward across Europe, if you think about the UK and the EU and the big components of CRD IV are beginning to become apparent. Now the implementation period, of course, is quite a long one because it goes through 2019.

Our view is on a sort of plateau of regulation, if you like, where we’ve climbed up the hill. We know the big elements and big components of regulation and now what we need to see is the detail.

There are clearly differences in approach between the US, for example, and the EU and I think over time, one of the things that’s really important is that we see greater harmonization globally because most financial institutions of any scale do business in multiple jurisdictions, as we do.

So I do think we’re getting greater clarity but we don’t yet have clarity on things like bail-in and of course there’s a lot of discretion left to local regulators as well as to how it will actually operate on the ground.

But I do feel, I suppose, cautiously optimistic that within the next 12 to 24 months we should have sufficient clarity around the big components of regulation that the industry can then move forward with a degree of certainty.

Unidentified Audience Member

Thanks. Just recently there’s been news coverage about improving conditions in the UK economy. I was just wondering whether you wanted to comment on basically whether you’re seeing signs of green shoots coming through?

Antony Jenkins

Certainly the conditions for the UK are rather as they are for the US, they’re a lot better than they were 12 or 18 months ago. But I think we are really at the start of something, not in the middle of it. The recovery still feels to me as if it’s beginning.

One of the things that we look at quite closely is the data that we see through our credit and debit card spending. And what we see there is that consumers are probably spending more than they would have done a year ago or two years ago relative to nominal increase in prices.

But we still see some quite profound changes in consumer behaviour. So one thing is a switch away from the sort of High Street or Main Street towards online shopping.

Another is that people appear to have permanently traded down. So they’ll go to restaurants, but they’ll go to cheaper restaurants. They’ll travel, but they’ll travel on budget airlines and so that sort of step down is quite an important one.

The other thing that we’ve seen with corporates, from the very smallest to the very largest, is that they’re carrying quite significant amounts of cash. They’re not looking to increase borrowing unless they really see a great opportunity.

So the sorts of things that you’d expect to fuel economic growth in the UK seem to me to be still quite weak. The data is better than people expected but remember it’s still not great.

The final thing I’d say is in the UK we love our houses but unlike here in the US, when the housing market takes off you build more houses, in the UK house prices just go up. And we are seeing, I think, probably a more buoyant housing market for the first time in perhaps as much as a decade.

And I think that is a little bit concerning because there is the risk of a property-driven boom in the UK. Everybody is aware of this. The regulators are on it and don’t intend to let it happen, but these things can be difficult to control. And certainly from Barclays’ point of view, we’ve always participated in the low LTV end of the market and we expect to continue to play predominately in that part of the market.

So I think it’s better news in the UK than it was a year ago. I think it’s still quite early days and I think the housing market is something to watch.

Unidentified Audience Member

Just one more regulatory question—the Wheatley Review—certainly we don’t hear much about that anymore. I’m just wondering when you expect the final outcome or, what developments are currently taking place with regard to the separation of your bank subsidiary? Again, I’ve been told to ignore it, but seemingly something must be happening in the background. I wonder if you could give us some more colour of the discussion currently.

Antony Jenkins

Yes, I think you’re referring to the banking review and the creation of a ring fence entity in the UK. Where we are on that is that there’s primary and secondary legislation. The primary legislation’s been passed, it’s very high-level. The secondary legislation should be passed next year. The regulations will be written in 2015 and then there’ll be an implementation period through 2019.

In our view, the ring fence has ended up in I think a sensible place in the sense that there’ll be discretion for institutions in terms of what’s in there above the minimum. So the obvious things you’d expect to be in there; checking accounts, savings accounts for basically consumers and small businesses, will be in there on that side of the balance sheet. And then a number of other things will be able to go on the asset side of the balance sheet. And we think that that is manageable, given the implementation time period and the flexibility.

There’s been some talk about what’s known as electrification of the ring fence. This is giving the PRA powers to force separation in the event that they were concerned about an organisation’s kind of sustainability, and it’s not clear whether that power will be given or not in the legislation that’s on the cusp.

So I think it is still emerging but we feel confident that Barclays will be able to implement the regime as and when it comes into operation.

Unidentified Audience Member

Does the evolving regulatory environment here in the United States make running a large investment bank in the US; does it put you at a comparative disadvantage to some of the US-based investment banks?

Antony Jenkins

I don’t think inherently it puts you at a competitive disadvantage because I think if you look at investment banks that are sort of equivalent size, they tend to do business in most of the markets where we do business.

The bigger complexity, I think for the industry is the one I referred to before, which is all this regulation is cycling at different speeds in different jurisdictions. And ultimately it has to be converged and I think Governor Carney in the UK was talking about this a couple of weeks ago, the need to create that sort of convergence so that we have a regulatory regime that works globally because we all do business globally. So that’s more of my concern, I think, than the fact that we can’t compete in any particular jurisdiction.

And as you know, we have a very successful investment bank here in the US. Many of you are clients of our Investment Bank and we continue to do very good business here.

Unidentified Audience Member

Given some of the volatility that we’ve seen in emerging markets recently, can you just talk about how you think about risk management, maybe the Africa book or other emerging markets, and sort of how you’re thinking about that from a management perspective?

Antony Jenkins

Yes, I think Africa, of course, is the place in the developing world where we play very extensively. My view on Africa from the long term is a very positive one. I think if you look at what’s happening on the continent of Africa you see massive amounts of natural resources, you see increasing political and social stability; we’ve seen the emergence of a middle class.

Now, it is still the developing world so you have issues like Egypt that have to be dealt with and you get volatility, as we’ve seen with the devaluation of the Rand this year.

All of those things having been said, Barclays has been in Africa for over 100 years in some countries, the brand is incredibly strong. And it’s seen very much as a local bank as opposed to a global or an international bank. And that’s a fantastic footprint for us to build the business very systematically over the next decade or so.

I also think that it works best where we take our global product expertise, as we have done in credit cards and investment banking, and bring it to the market and pair it with on-the-ground local knowledge. And the same for global clients who want to do business in Africa.

So I think with the emerging markets, you do have to have a long-term view. But you also have to realise that you can’t place your bets everywhere. And for us, we are placing our bets in Africa. We are optimistic about the future of that. We will roll with the punches.

And one of the things that we’re going to do in the next few months is start reporting Africa in a better way so you can all have visibility to the size and scale of the business there. Because right now, it’s quite fragmented; investment banking is reported in the IB line; cards is reported in the credit card line; and you can’t see the size of the franchise. It really is quite sizeable and I think it’s going to be a good growth opportunity for us.

Again, my view of the sort of macro global economy is that we are entering a period of structurally lower growth than the sort of 20 years in the run-up to the crisis. That is going to affect the world in general but there’s still going to be a very significant amount of raw materials and Africa has a lot of them and I think the governments there will be wise and plough the money back into infrastructure, and that’s going to help the continent be very successful going forward. So I’m a bull on Africa but I’m a cautious bull.

Unidentified Audience Member

Two questions if I may. You’ve had extensive discussions with the PRA about the capital-raising at Barclays and how to comply with their requirements. Yet yesterday, Lord Vickers was calling for the banks to have capital ratios, which should be twice as high as what you had recommended a year ago in the Vickers commission.

So can you share with us some of your thoughts as to why you think that the regulator in the UK is now going to change the rule book again with respect to capital and leverage? That’s the first question.

The second question is, you have an objective of return on equity in excess of the cost of equity by 2015. If we look at the portfolio of businesses at Barclays, you’ve got several great businesses in the UK — retail banking business, the credit card business, all these businesses are making very good returns, way in excess of the cost of equity.

The one that stands out that is a big capital user that doesn’t make the return on equity on the new capital requirements is obviously the Investment Bank. You’ve alluded to the fact that there was a further review going on as to certain businesses there but can you go a little bit further and explain to us in the medium term, what sort of return would you target for the Investment Bank?

Antony Jenkins

On your first topic, of course it is for the regulators to determine the capital levels for the industry. But when I was talking with the regulators about the rights issue, it was important to me to understand the direction of travel and for them to signal to the market that they were comfortable with our plan, as they did in the press release they issued immediately after our announcement of the capital-raising.

So my expectation is that we will stay where we are in terms of the capital requirements within the UK.

There are a number of commentators who have opinions about the level of capital required in the banking system but that is an opinion, not a policy.

On your second point, it is true of course that the Investment Bank consumes a disproportionately large amount of the Group’s capital base. And it is true that the model of investment banking is changing, not just for us, but for others. The days where you had very low amounts of equity required for activities are gone.

And so the repositioning that we’re doing will take us to a place where we expect to earn comfortably above the cost of equity in the Investment Bank, particularly when you exclude the legacy assets that sit on the balance sheet and drag down the overall performance of investment banking. If you look at the new business that we’re booking, it has very good returns in almost all cases.

So it is about, can we accelerate bringing down the legacy assets? And you see we made a £25 billion reduction in the first half. Obviously, markets were quite favourable for doing that but we took the opportunity there.

And the second thing of course is continuing to drive the effectiveness through the cost base, and you’ll see we talked about spending £700 million to invest there in the Investment Bank to drive that and again bring the costs down so that the profit goes up and the return gets to where it needs to be. So that’s the plan for the Investment Bank.

Yes, a question here at the front.

Unidentified Audience Member

Could you elaborate a little bit on your pay-out ratio increase from your 30% to 40%-50%? Is that determined, from your view, that the regulator is happy the other UK banks have high payout ratios and you are allowed, even though you are a faster-growing bank, it’s acceptable at 40%-50%? Or would you feel more comfortable around the 30%-40%, which is what most European banks will be paying? Because I mean you’re raising money today but it’s kind of straight away you are increasing the payout ratio. So if you can elaborate on how you base your assumptions.

Antony Jenkins

So firstly with regard to the PRA, again, I refer to the press release they issued immediately after we announced the capital raise. They referenced all the elements of the plan, including the dividend policy. So the regulators are comfortable with the dividend policy.

In my view, it is a strong signal to our shareholders that we expect Barclays to be able to pay good dividends going forward as we significantly reduce the uncertainty around the institution. And as you know, our P&L’s been affected by conduct issues like PPI.

I attempted to very significantly reduce uncertainty about capital and around legacy issues so that in ’14, ’15, ’16 we get a much cleaner P&L, investors can see the power of the franchises and will be rewarded through the dividend. And that’s the thinking behind the dividend policy.

Unidentified Audience Member

Antony, you mentioned about digital investment and technology as a differentiator for Barclays. Could you elaborate a little bit more on that and share your views, perhaps, about the expected market change in that space and how well Barclays is placed?

Antony Jenkins

So some of you will know that I worked and lived for many years in New York City. And in 1998, we had the beginnings of the Internet revolution with AOL and all of that. And at that time, people were saying, branch banking is over, everything’s going to be digital.

Well, if you walk out of this building and go up and down any of the streets here in Manhattan, there’s a branch bank on every corner. So kind of what went wrong? What went wrong was that the technology was not sophisticated enough to really deliver a much better customer experience. And customers only change their behaviour when there’s something in it for them.

So if you think about other categories, music, books, travel, those things have been transformed because you get a better experience. We all love our Kindles because we can download any one of 2 million books anywhere in the world. When we go on vacation, we don’t have to take a big sack of books like that. We all love our iTunes, etc., etc., etc.

But that hasn’t happened in banking. What’s happened is a number of alternate channels have been developed for customers that they sort of used when they wanted to; it didn’t really take the costs out. In fact, it actually drove the costs up in some cases.

I think now, with a combination of smart phones, 4G and cloud technology, we’re actually at the point where you can create a transformational customer experience in a way that the customer actually wants, to go and do business in those channels rather than do it the old-fashioned way.

Now of course this isn’t for everybody. Not all customers are going to want to go that way. And there is clearly in my mind a difference between transactional activity, so, paying a cheque in, making a payment, checking your balance, that sort of thing, and bigger, more complex decisions like getting a mortgage.

But there’s a whole variety of activities that we’re working on and I’ll just give you a few examples. A very basic one is over half of our unsecured loans in the UK are now sold through non-branch channels. They’re sold through the Internet, they’re sold through mobile banking, and they’re sold through call centres.

And in our mobile banking, if you qualify you’re offered a loan and you’re eight clicks away from that money being in your checking account. That’s a transformational experience for the customer. And we’re moving into a world at Barclays where much of this activity is being moved to electronic channels because it’s a better customer experience and because the customers actually migrate there.

It also creates a huge opportunity for us because it eliminates a lot of very mundane work that human beings do today, but don’t do it very well. Not because they’re bad people, they work really hard; they want to do a good job. But human beings aren’t that good at doing repetitive types of tasks.

I think about this as rather like the automotive industry, when they moved from people doing welding to robots doing welding. So there’s lots of tasks that can be automated.

I think of account opening, where today most of our accounts are opened by people going into a branch. We have developed a process to automate that entirely, and it’s particularly important for us because many of our new customers come from the EU. So we’re now creating a process where they can have their bank account open before they even arrive in the UK and get ready to go.

And again, once you get that automation, a much better customer experience, it also eliminates the error that comes from dealing with manual forms and all of that.

So there’s a massive opportunity to create a much better customer and client experience at structurally lower costs with better control of quality.

And I just think that our industry has been so far behind on this because we had, let’s face it, 20 good years of economic growth, deregulation, globalisation, when revenues were growing all the time and you didn’t really have to pay attention to this stuff. Like manufacturing started to do 30 years ago.

And so for banks like us that have seen this opportunity, I think the ability to really differentiate going forward is enormous. And it’s not just in retail banking, it goes across the gamut. And in fact, a lot of the skills and techniques we’ve developed on the retail side work equally in investment banking and in corporate banking and in wealth. So for me, this is now the time when we finally see technology creating a different sort of banking experience.

I worry to some extent about new entrants who may want to operate on the fringes of the industry and do great things for customers but kind of ride on the pipes of the industry. I think that’s manageable for us because we have such a strong brand, we have such an installed customer base. But we are moving very, very fast on this and I think in the UK now, we have the top three financial apps in the Apple app store. So it’s a good metric of our progress.

I think we might have time for one last question; we’re almost done, I think.

Yes, the gentleman right in the back.

Unidentified Audience Member

Given that you’ve said the broad-brush strokes of the regulatory changes are out there but the details aren’t, I’m sort of interested in hearing your opinion on some of the hybrid capital you’ve issued. Is there any chance that the regulations around that could be changed on you? If not, do you intend to do more?

Antony Jenkins

When we did the strategy review in February, we said that we expected about 2% of our risk-weighted assets to be in contingent capital; that’s about £9 billion. We’ve raised a couple of billion into contingent capital. And in our plan to address the leverage ratio issue, we have £2 billion of Tier 1.

Again, the regulator has endorsed that and it was referred to in the press release they issued. So I think we’re in good shape on that.

Of course, we have the ability to issue more Tier 1 if we choose to, and in some ways I see that as being a potential buffer against future regulatory change -that we could raise contingent capital.

I think this must draw to a close now. Thank you very much for attending the conference.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to certain of the plans of the Barclays Group (the “Group”) and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (“IFRS”), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; U.K. domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the ability to implement the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments and capital and leverage ratios may differ materially from the plans, goals and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the US Securities and Exchange Commission (the “SEC”), including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which is available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents Barclays has filed or may file with the SEC.

Other Important Notices

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Information in this document in relation to the rights issue is not for publication, release or distribution, directly or indirectly, in whole or in part, in or into any jurisdiction in which it would be unlawful to do so. The distribution or release, directly or indirectly, of this document or information referred to herein other than in the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

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Notice to US investors and ADS holders. In the United States, the rights issue will be made pursuant to a U.S. prospectus that Barclays expects to file with the SEC. Barclays has filed a registration statement (including a base prospectus) on Form F-3 (Registration No. 333-173886) with the SEC for the offering to which this document relates. Before any person invests, such person should read the base prospectus in that registration statement, as it may be amended from time to time, the U.S. prospectus (when it is filed) and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the rights issue. Readers may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by accessing Barclays’ website at www.barclays.com. Alternatively, copies of the base prospectus and, when available, the U.S. prospectus may be obtained by contacting D.F. King & Co. Inc., 48 Wall Street, New York, NY 10005 or by calling +1 (212) 269-5550 (call collect) or +1 (800) 269-6427 (toll free in the United States or Canada).

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